Exhibit (a)(5)(I)

FOR IMMEDIATE RELEASE

3M Completes Tender Offer for Cogent, Inc. and Commences Subsequent Offering Period

ST. PAUL, Minn., — October 8, 2010 — 3M (NYSE:MMM) today announced that its direct wholly-owned subsidiary, Ventura Acquisition Corporation, has completed its cash tender offer for Cogent, Inc. (NASDAQ:COGT).

The tender offer for all of the outstanding shares of Cogent expired at 12:00 midnight, New York City time, on October 7, 2010. As of that time, the depositary for the offer advised that approximately 46.4 million shares, representing approximately 52 percent of Cogent’s outstanding shares calculated on a fully diluted basis, were validly tendered and not withdrawn in the offer. Ventura Acquisition Corporation has accepted for payment all validly tendered shares.

Ventura Acquisition Corporation will provide a subsequent offering period, which will expire at 12:00 midnight, New York City time, on October 22, 2010, unless the subsequent offering period is further extended. During this subsequent offering period, Cogent stockholders who did not previously tender their shares of common stock in the offer may do so and will promptly receive the same $10.50 per share as was paid during the initial offering period.

Additional Information

This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Cogent, Inc. 3M and its wholly-owned subsidiary, Ventura Acquisition Corporation, have filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Cogent, Inc. has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  3M, Ventura Acquisition Corporation and Cogent, Inc. have mailed these documents to the stockholders of Cogent, Inc.  These documents contain important information about the tender offer and stockholders of Cogent, Inc. are urged to read them carefully. Copies of these documents and other documents filed by Cogent, Inc., 3M or Ventura Acquisition Corporation are available for free on the website maintained by the SEC at www.sec.gov.  In addition, a free copy of these documents may also be obtained from the information agent, Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, by calling toll free (866) 647-8872 or, for bankers and brokers, (212) 440-9800.

Forward-looking statements

This news release contains forward-looking information about 3M’s financial results and estimates and business prospects that involve substantial risks and uncertainties. You can identify these statements by the use of words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will,” “target,” “forecast” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or business plans or prospects. Among the factors that could cause actual results to differ materially are the following: (1) worldwide economic and capital markets conditions; (2) the Company’s credit ratings and its cost of capital; (3) competitive conditions and customer preferences; (4) foreign currency exchange rates and fluctuations in those rates; (5) the timing and acceptance of new product offerings; (6) the availability and cost of purchased components, compounds, raw materials and energy (including oil and natural gas and their derivatives) due to shortages, increased demand or supply interruptions (including those caused by natural and other disasters and other events); (7) the impact of acquisitions, strategic alliances, divestitures, and other unusual events resulting from portfolio management actions and other evolving business strategies, and possible organizational restructuring; (8) generating fewer productivity improvements than estimated; and (9) legal proceedings, including significant developments that could occur in the legal and regulatory proceedings described in the company’s Annual Report on Form 10-K for the year ended December 31, 2009 and its subsequent Quarterly Reports on Form 10-Q (the “Reports”). Changes in such assumptions or factors could produce significantly different results. A further description of these factors is located in the Reports under “Risk Factors” in Part I, Item 1A (Annual Report) and in Part II, Item 1A (Quarterly Report). The information contained in this news release is as of the date indicated. The company assumes no obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

About Cogent Inc.

Cogent Inc. is a global biometric identification solutions provider to governments, law enforcement agencies, and commercial enterprises. Cogent Inc. provides the highest quality identification systems, products and services with leading technology, accuracy and speed. Cogent Inc.’s Automated Fingerprint/Palmprint Identification Systems, or AFIS, enable customers to capture fingerprint and palm print images electronically, encode prints into searchable files, and accurately compare a set of fingerprints/palm prints to a database containing potentially millions of prints in seconds. For more information, please visit www.cogentsystems.com.

About 3M

A recognized leader in research and development, 3M produces thousands of innovative products for dozens of diverse markets. 3M’s core strength is applying its more than 40 distinct technology platforms — often in combination — to a wide array of customer needs. With $23 billion in sales, 3M employs 75,000 people worldwide and has operations in more than 65 countries. For more information, visit www.3M.com, or follow @3MNews on Twitter.

3M

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